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                                                                    Exhibit 16.1



Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

May 17, 2002

Dear Sir/Madam,

We have read paragraphs 1, 2, 3, 4, and 5 of Item 4 included in the Form 8-K dated May 17, 2002 of the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein. With respect to the information included in paragraph 6, we have no direct knowledge of the information contained in that paragraph and cannot comment on that information.

With kind regards,


/s/ Arthur Andersen LLP


Copy to:   Mr. David K. Norton
           Plan Committee Member
           Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan